Exhibit 99.1

Dear Preferred Stockholder,

Enclosed with this letter for your consideration is an Offer to Exchange and Consent Solicitation, dated [●], 2022, pursuant to which we, Impac Mortgage Holdings, Inc., a Maryland corporation (the “Company”), are offering to exchange the outstanding shares of our 9.375% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”) and our 9.125% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock,” and together with the Series B Preferred Stock, the “Preferred Stock”) for shares of our Common Stock, par value $0.01 per share (“Common Stock”), cash or shares of our 8.25% Series D Cumulative Redeemable Preferred Stock (“New Preferred Stock”) and, in the case of the exchange offer for the Series C Preferred Stock, warrants to purchase shares of our Common Stock (such offers to exchange are referred to herein as the “Exchange Offers”). THE EXCHANGE OFFERS WILL EXPIRE AT 11:59 P.M. EASTERN TIME ON [●], 2022 UNLESS EXTENDED, SO WE ASK FOR YOUR IMMEDIATE ATTENTION.

Background

The Exchange Offers are part of our proposed recapitalization to improve our capital structure in light of the Company’s large and growing financial obligation to holders of its Series B Preferred Stock and the preferential liquidation preference of holders of the Series B Preferred Stock and the Series C Preferred Stock, which the Company believes impede its growth and reduce strategic opportunities available to it. The Series B Preferred Stock bears an annual cumulative dividend equivalent to 9.375% of its liquidation preference of $25.00 per share and the Series C Preferred Stock bears a noncumulative annual dividend equivalent to 9.125% of its liquidation preference of $25.00 per share. In addition, each of the Series B Preferred Stock and Series C Preferred Stock has a liquidation preference of $25.00 per share plus, in the case of the Series B Preferred Stock, accumulated and unpaid dividends. We have not paid dividends on any series of Preferred Stock since 2008, and we do not expect to pay dividends on any series of Preferred Stock for the foreseeable future.

The Exchange Offers

We are offering the following consideration in exchange for any and all of our outstanding shares of Preferred Stock that are tendered into the Exchange Offers:

Security	Cash/New Preferred Stock Per Share	Common Securities Per Share
Series B Preferred Stock	$5.00 in cash or, if the Company is prohibited from paying cash, fifty (50) shares of New Preferred Stock (the “Series B Cash/New Preferred Stock Portion”), subject to reduction and/or partial escrow and as more fully described below.	Twenty (20) shares of Common Stock (the “Series B Common Stock Portion,” and together with the Series B Cash/New Preferred Stock Portion, the “Series B Consideration”), subject to reduction and/or partial escrow and as more fully described below.

Series C Preferred Stock	$0.10 in cash or, if the Company is prohibited from paying cash, one (1) share of New Preferred Stock (the “Series C Cash/New Preferred Stock Portion”), as more fully described below.	1.25 shares of Common Stock and 1.5 warrants to purchase 1.5 shares of Common Stock at an exercise price of $5.00 per share (collectively the “Series C Common Stock Portion,” and together with the Series C Cash/New Preferred Stock Portion, the “Series C Consideration”), as more fully described below.

If, at the time that the Exchange Offers close, the payment of cash in exchange for all of the tendered shares of Series B Preferred Stock and Series C Preferred Stock, would cause us to violate the Cash Consideration Restrictions described below, then, in lieu of the cash portion of the consideration payable in the Exchange Offer(s), each holder of Series B Preferred Stock will receive fifty (50) shares of New Preferred Stock for each share of Series B Preferred Stock, and each holder of Series C Preferred Stock will receive one (1) share of New Preferred Stock for each share of Series C Preferred Stock. The Series B Cash/New Preferred Stock Portion and Series C Cash/New Preferred Stock Portion are collectively referred to as the “Cash/New Preferred Stock Portions,” and the Series B Common Stock Portion and Series C Common Stock Portion are collectively referred to as the “Common Stock Portions”.

A violation of the “Cash Consideration Restrictions” will occur if the occurrence of an action would cause (i) us to violate the restrictions on payment of distributions to stockholders under Section 2-311 of the Maryland General Corporation Law, or the “MGCL,” (ii) any material breach of or default under the terms and conditions of any obligation of the Company, including any agreement relating to its indebtedness, or (iii) us to violate any restriction or prohibition of any law rule or regulation applicable to the Company or of any order, judgment or decree of any court or administrative agency. The Company does not have net earnings during the current or preceding fiscal year, or over the prior eight fiscal quarters. As of March 31, 2022, the Company’s total assets, calculated in accordance with GAAP, exceeded its total liabilities by $6.745 million, following operating losses during the first quarter of 2022 of $12 million, or approximately $4 million per month. If all outstanding shares of Preferred Stock participate in the Exchange Offers, the total amount of cash payable in exchange for tendered shares of Preferred Stock would be approximately $3.47 million, and if the minimum two-thirds of the outstanding shares of each series of Preferred Stock participate in the Exchange Offers, the total amount of cash payable in exchange for tendered shares of Preferred Stock would be approximately $2.31 million. Although a final determination will be made by the Company’s Board of Directors upon the expiration of the Exchange Offers, based on the value of the Company’s assets and liabilities and the Company’s financial condition at the time of closing of the Exchange Offers, we currently anticipate that, at the time of closing of the Exchange Offers, the payment of cash in the Exchange Offers would cause us to violate the Cash Consideration Restrictions and that we will issue New Preferred Stock in lieu of cash in the Exchange Offers.

The Series B Consideration is subject to reduction and/or partial escrow in connection with any Plaintiff B Class Motions, as described below. No fractional shares of Common Stock or New Preferred Stock will be issued in the Exchange Offers. In lieu of any fractional share of Common Stock or New Preferred Stock to be issued in the Exchange Offers, any fraction of a share of Common Stock or New Preferred Stock will be rounded up to the next whole share of Common Stock or New Preferred Stock, as applicable. No fractional warrants will be issued in the Exchange Offer. If a holder of Preferred C Stock would be entitled to receive a fractional warrant in the Exchange Offer, the Company will round the warrant down to the nearest whole number of warrants to be issued.

On July 22, 2022, the Circuit Court of Baltimore City in the matter Curtis J. Timm, et al. v Impac Mortgage Holdings, Inc., et al. issued an Order Certifying and Class and Providing for Class Notice and Final Hearing. Pursuant to that Order, each of the plaintiffs shall file by August 12, 2022, any petition for a court award of the maximum amount of attorney’s fees and expenses or any other form of monetary award that the party intends to present. Under Maryland law, the petitions will seek those awards to be deducted and paid from the Company’s payment of any future distributions or other payments to the holders of the Company’s Series B Preferred Stock, including the Series B Consideration and the Series B Remainder Consideration described below (each, a “Plaintiff B Class Motion”). If any Plaintiff B Class Motion has been filed but has not been decided before the closing of the Exchange Offers, we will withhold and pay the maximum amount set forth in the Plaintiff B Class Motions(s) from the Series B Consideration and Series B Remainder Consideration into an escrow account. We will make a public announcement of the amount of any such escrow and corresponding reduction of the Series B Consideration and Series B Remainder Consideration. Once all claims relating to any Plaintiff B Class Motion have been finally determined by the Circuit Court, we will direct the escrow agent to pay such attorney’s fees, costs or other awards directly to the moving plaintiffs or their designees, in the amount determined by the Circuit Court, and, following such payment, to distribute any remaining funds in the escrow account (if any remain) to the holders of Series B Preferred Stock who participated in the Exchange Offer or whose shares have been redeemed pursuant to the redemption right created by the Series B Proposed Amendment as described in the Offer to Exchange and Consent Solicitation.

Consent Solicitation

As part of the Exchange Offers, we are also soliciting consents (the “Consent Solicitation”) from holders of:

●	Our Series B Preferred Stock, to the Exchange Offer for the Series B Preferred Stock and an amendment (the “Series B Proposed Amendment”) to our charter (as amended and as currently in effect, the “Charter”) to permit the closing of the Exchange Offers (including the authorization and issuance of New Preferred Stock without a separate vote of holders of Series B Preferred Stock) and to make each share of Series B Preferred Stock redeemable for the same consideration received by the holders of our Series B Preferred Stock who participate in the Exchange Offer (the “Series B Remainder Consideration”), in each case, without payment of, or allowance for, any accrued and unpaid dividends on any shares of Series B Preferred Stock (whether or not such dividends have accumulated and whether or not such dividends accrued before or after completion of the Exchange Offers); and

●	Our Series C Preferred Stock, to the Exchange Offer for the Series C Preferred Stock and an amendment (the “Series C Proposed Amendment,” and together with the Series B Proposed Amendment, the “Proposed Amendments”) to our Charter to permit the closing of the Exchange Offers (including the authorization and issuance of New Preferred Stock without a separate vote of the holders of Series C Preferred Stock) and to make each share of Series C Preferred Stock redeemable for the same consideration received by the holders of our Series C Preferred Stock who participate in the Exchange Offer (the “Series C Remainder Consideration”), in each case, without payment of, or allowance for, any accrued and unpaid dividends on any shares of Series C Preferred Stock (whether or not such dividends have accumulated and whether or not such dividends accrued before or after completion of the Exchange Offers).

Among other conditions, the Exchange Offer for each series of Preferred Stock is conditioned upon (a) the holders of at least 66 2/3% of the outstanding shares of each series of Preferred Stock consenting to the Proposed Amendment relating to that series of Preferred Stock and (b) the approval of the Proposed Amendments by holders of a majority of the outstanding shares of our Common Stock.

How to Participate

To participate in the Exchange Offers, holders of Preferred Stock are encouraged to contact their broker or custodian and ask them to electronically tender their shares into the Exchange Offers on their behalf. The Exchange Offers are open for electronic submission by custodians through DTC’s ATOP system.

Thank you for your attention to this transaction. We encourage you to please review the enclosed Offer to Exchange and Consent Solicitation for full details and look forward to your response. To the extent you have any further questions, please do not hesitate to contact the Information Agent, D.F. King & Co., Inc., by telephone at (212) 269-5550 for banks and brokers, and at (888) 280-6942 for all other callers (toll-free), or by email at imh@dfking.com.

Yours Truly,

Impac Mortgage Holdings, Inc.